SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SAP AG
(f/k/a SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung)
(Name of Issuer)
ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)
803054204
(CUSIP Number)
December 31, 2004, 2005, 2006, 2007 and 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	803054204	13G/A

1	NAME OF REPORTING PERSON Dr. h.c. Klaus Tschira

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	5	SOLE VOTING POWER

As of December 31, 2008: 2,738,000 As of December 31, 2007: 2,738,000 As of December 31, 2006: 500,000 As of December 31, 2005: 500,000 As of December 31, 2004: 500,000

	6	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		As of December 31, 2008: 106,576,305[1] As of December 31, 2007: 111,304,688[2] As of December 31, 2006: 130,929,840[3] As of December 31, 2005: 33,473,228[4] As of December 31, 2004: 36,987,460[5]

EACH REPORTING	7	SOLE DISPOSITIVE POWER

PERSON WITH		As of December 31, 2008: 2,738,000 As of December 31, 2007: 2,738,000 As of December 31, 2006: 500,000 As of December 31, 2005: 500,000 As of December 31, 2004: 500,000

	8	SHARED DISPOSITIVE POWER

As of December 31, 2008: 106,576,305[6] As of December 31, 2007: 111,304,688[7] As of December 31, 2006: 130,929,840[8] As of December 31, 2005: 33,473,223[9] As of December 31, 2004: 36,987,460[10]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of December 31, 2008: 109,314,305[11] As of December 31, 2007: 114,042,688[12] As of December 31, 2006: 131,429,840[13] As of December 31, 2005: 33,973,228[14] As of December 31, 2004: 37,487,460[15]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

As of December 31, 2008: 9.2% As of December 31, 2007: 9.5% As of December 31, 2006: 10.8% As of December 31, 2005: 11.0% As of December 31, 2004: 12.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes 73,745,665 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
2 Includes 78,474,048 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
3 Includes 67,599,200 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 63,330,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
4 Includes 17,640,568 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
5 Includes 21,154,800 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
6 Includes 73,745,665 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
7 Includes 78,474,048 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
8 Includes 67,599,200 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 63,330,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
9 Includes 17,640,568 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
10 Includes 21,154,800 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers over the ordinary shares held by such entities.
11 Excludes 8,996,360 ordinary shares owned by Dr. Tschira’s immediate family.
12 Excludes 9,017,360 ordinary shares owned by Dr. Tschira’s immediate family.
13 Excludes 8,975,360 ordinary shares owned by Dr. Tschira’s immediate family.
14 Excludes 2,132,840 ordinary shares owned by Dr. Tschira’s immediate family.
15 Excludes 2,132,840 ordinary shares owned by Dr. Tschira’s immediate family.

CUSIP No.	803054204	13G/A

1	NAME OF REPORTING PERSON Dr. h.c. Tschira Beteiligungs GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	5	SOLE VOTING POWER

As of December 31, 2008: 32,830,640 As of December 31, 2007: 32,830,640 As of December 31, 2006: 63,330,640 As of December 31, 2005: 15,832,660 As of December 31, 2004: 15,832,660

	6	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		As of December 31, 2008: 0 As of December 31, 2007: 0 As of December 31, 2006: 0 As of December 31, 2005: 0 As of December 31, 2004: 0

EACH REPORTING	7	SOLE DISPOSITIVE POWER

PERSON WITH		As of December 31, 2008: 32,830,640 As of December 31, 2007: 32,830,640 As of December 31, 2006: 63,330,640 As of December 31, 2005: 15,832,660 As of December 31, 2004: 15,832,660

	8	SHARED DISPOSITIVE POWER

As of December 31, 2008: 0 As of December 31, 2007: 0 As of December 31, 2006: 0 As of December 31, 2005: 0 As of December 31, 2004: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of December 31, 2008: 32,830,640 As of December 31, 2007: 32,830,640 As of December 31, 2006: 63,330,640 As of December 31, 2005: 15,832,660 As of December 31, 2004: 15,832,660

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

As of December 31, 2008: 2.8% As of December 31, 2007: 2.7% As of December 31, 2006: 5.2% As of December 31, 2005: 5.1% As of December 31, 2004: 5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	803054204	13G/A

1	NAME OF REPORTING PERSON Dr. h.c. Tschira Verwaltungs GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	5	SOLE VOTING POWER

As of December 31, 2008: 0 As of December 31, 2007: 0 As of December 31, 2006: 0 As of December 31, 2005: 0 As of December 31, 2004: 0

	6	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		As of December 31, 2008: 32,830,640[1] As of December 31, 2007: 32,830,640[2] As of December 31, 2006: 63,330,640[3] As of December 31, 2005: 15,832,660[4] As of December 31, 2004: 15,832,660[5]

EACH REPORTING	7	SOLE DISPOSITIVE POWER

PERSON WITH		As of December 31, 2008: 0 As of December 31, 2007: 0 As of December 31, 2006: 0 As of December 31, 2005: 0 As of December 31, 2004: 0

	8	SHARED DISPOSITIVE POWER

As of December 31, 2008: 32,830,640[6] As of December 31, 2007: 32,830,640[7] As of December 31, 2006: 63,330,640[8] As of December 31, 2005: 15,832,660[9] As of December 31, 2004: 15,832,660[10]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of December 31, 2008: 32,830,640 As of December 31, 2007: 32,830,640 As of December 31, 2006: 63,330,640 As of December 31, 2005: 15,832,660 As of December 31, 2004: 15,832,660

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

As of December 31, 2008: 2.8% As of December 31, 2007: 2.7% As of December 31, 2006: 5.2% As of December 31, 2005: 5.1% As of December 31, 2004: 5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
2 Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
3 Includes 63,330,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
4 Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
5 Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
6 Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
7 Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
8 Includes 63,330,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
9 Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.
10 Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

CUSIP No.	803054204	13G/A

1	NAME OF REPORTING PERSON Klaus Tschira Stiftung gGmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	5	SOLE VOTING POWER

As of December 31, 2008: 73,745,665 As of December 31, 2007: 78,474,048 As of December 31, 2006: 67,559,200 As of December 31, 2005: 17,640,568 As of December 31, 2004: 21,154,800

	6	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		As of December 31, 2008: 0 As of December 31, 2007: 0 As of December 31, 2006: 0 As of December 31, 2005: 0 As of December 31, 2004: 0

EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH		As of December 31, 2008: 73,745,665 As of December 31, 2007: 78,474,048 As of December 31, 2006: 67,559,200 As of December 31, 2005: 17,640,568 As of December 31, 2004: 21,154,800

	8	SHARED DISPOSITIVE POWER

As of December 31, 2008: 0 As of December 31, 2007: 0 As of December 31, 2006: 0 As of December 31, 2005: 0 As of December 31, 2004: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of December 31, 2008: 73,745,665 As of December 31, 2007: 78,474,048 As of December 31, 2006: 67,559,200 As of December 31, 2005: 17,640,568 As of December 31, 2004: 21,154,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

As of December 31, 2008: 6.2% As of December 31, 2007: 6.6% As of December 31, 2006: 5.6% As of December 31, 2005: 5.7% As of December 31, 2004: 6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1(a) Name of Issuer:
Item 1(b) Address of Issuer’s Principal Executive Offices:
Item 2(a) Name of Person Filing:
Item 2(b) Address of Principal Business Office or, if none, Residence:
Item 2(c) Citizenship:
Item 2(d) Title of Class of Securities:
Item 2(e) CUSIP Number:
Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:
Item 4 Ownership.
Item 5 Ownership of Five Percent or Less of a Class.
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8 Identification and Classification of Members of the Group.
Item 9 Notice of Dissolution of Group.
Item 10 Certifications.
SIGNATURES
Exhibit Index

Item 1(a)	Name of Issuer:

The name of the issuer is SAP AG (f/k/a SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung) (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at Dietmar-Hopp-Allee 16, 69190 Walldorf, Federal Republic of Germany.
Item 2(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is filed on behalf of the following persons with respect to ordinary shares without nominal value of the Company beneficially held by such persons (collectively, the “Shares”):
(i)	Dr. h.c. Klaus Tschira, with respect to Shares beneficially owned by him and with respect to Shares beneficially owned by Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(ii)	Dr. h.c. Tschira Beteiligungs GmbH & Co. KG, with respect to Shares beneficially owned by it.

(iii)	Dr. h.c. Tschira Verwaltungs GmbH, with respect to Shares beneficially owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(iv)	Klaus Tschira Stiftung gGmbH, with respect to Shares beneficially owned by it.
The foregoing entities are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Schloss-Wolfsbrunnenweg 33, 69118 Heidelberg, Federal Republic of Germany.
Item 2(c)	Citizenship:
(i)	Dr. h.c. Klaus Tschira is a citizen of the Federal Republic of Germany.

(ii)	Dr. h.c. Tschira Beteiligungs GmbH & Co. KG is a limited partnership organized under the laws of the Federal Republic of Germany.

(iii)	Dr. h.c. Tschira Verwaltungs GmbH is a limited liability company organized under the laws of the Federal Republic of Germany.

(iv)	Klaus Tschira Stiftung gGmbH is a corporation organized under the laws of the Federal Republic of Germany.
Item 2(d)	Title of Class of Securities:

Ordinary Shares without nominal value.

Item 2(e)	CUSIP Number:

803054204
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .
Item 4	Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon (i) 1,187,306,166 ordinary shares (excluding 38,456,734 treasury shares) of the Company issued and outstanding as of December 31, 2008, (ii) 1,198,193,579 ordinary shares (excluding 48,064,829 treasury shares) of the Company issued and outstanding as of December 31, 2007, (iii) 1,218,286,572 ordinary shares (excluding 49,250,676 treasury shares) of the Company issued and outstanding as of December 31, 2006, (iv) 309,779,165 ordinary shares (excluding 6,678,656 treasury shares) of the Company issued and outstanding as of December 31, 2005 and (v) 310,640,600 ordinary shares (excluding 5,363,000 treasury shares) of the Company issued and outstanding as of December 31, 2004, respectively, as reflected in the Company’s annual reports on Form 20-F filed with the Securities and Exchange Commission on March 26, 2009, April 2, 2008, April 3, 2007, March 22, 2006 and March 22, 2005, respectively.

As of the dates set forth below, each Reporting Person’s ownership was as follows:
(A)	Dr. h.c. Klaus Tschira:
(1)	Amount beneficially owned as of:
(a)	December 31, 2008: 109,314,305[1]

(b)	December 31, 2007: 114,042,688[2]

(c)	December 31, 2006: 131,429,840[3]

(d)	December 31, 2005: 33,973,228[4]

(e)	December 31, 2004: 37,487,460[5]
(2)	Percent of class as of:
(a)	December 31, 2008: 9.2%

(b)	December 31, 2007: 9.5%

(c)	December 31, 2006: 10.8%

(d)	December 31, 2005: 11.0%

(e)	December 31, 2004: 12.0%
(3)	(i) Sole power to vote or direct the vote as of:
(a)	December 31, 2008: 2,738,000

(b)	December 31, 2007: 2,738,000

(c)	December 31, 2006: 500,000

(d)	December 31, 2005: 500,000

(e)	December 31, 2004: 500,000
(ii)	Shared power to vote or direct the vote as of:
(a)	December 31, 2008: 106,576,305[6]

[1]	Excludes 8,996,360 ordinary shares owned by Dr. Tschira’s immediate family.

[2]	Excludes 9,017,360 ordinary shares owned by Dr. Tschira’s immediate family.

[3]	Excludes 8,975,360 ordinary shares owned by Dr. Tschira’s immediate family.

[4]	Excludes 2,132,840 ordinary shares owned by Dr. Tschira’s immediate family.

[5]	Excludes 2,132,840 ordinary shares owned by Dr. Tschira’s immediate family.

[6]	Includes 73,745,665 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers of the ordinary shares held by such entities.

(b)	December 31, 2007: 111,304,688[7]

(c)	December 31, 2006: 130,929,840[8]

(d)	December 31, 2005: 33,473,228[9]

(e)	December 31, 2004: 36,987,460[10]
(iii)	Sole power to dispose or direct the disposition as of:
(a)	December 31, 2008: 2,738,000

(b)	December 31, 2007: 2,738,000

(c)	December 31, 2006: 500,000

(d)	December 31, 2005: 500,000

(e)	December 31, 2004: 500,000
(iv)	Shared power to dispose or direct the disposition as of:
(a)	December 31, 2008: 106,576,305

(b)	December 31, 2007: 111,304,688

(c)	December 31, 2006: 130,929,840

(d)	December 31, 2005: 33,473,228

(e)	December 31, 2004: 36,987,460
(B)	Dr. h.c. Tschira Beteiligungs GmbH & Co. KG:
(1)	Amount beneficially owned as of:
(a)	December 31, 2008: 32,830,640

(b)	December 31, 2007: 32,830,640

(c)	December 31, 2006: 63,330,640

(d)	December 31, 2005: 15,832,660

[7]	Includes 78,474,048 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers of the ordinary shares held by such entities.

[8]	Includes 67,599,200 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 63,330,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers of the ordinary shares held by such entities.

[9]	Includes 17,640,568 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers of the ordinary shares held by such entities.

[10]	Includes 21,154,800 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises the voting and dispositive powers of the ordinary shares held by such entities.

(e)	December 31, 2004: 15,832,660
(2)	Percent of class as of:
(a)	December 31, 2008: 2.8%

(b)	December 31, 2007: 2.7%

(c)	December 31, 2006: 5.2%

(d)	December 31, 2005: 5.1%

(e)	December 31, 2004: 5.1%
(3)	(i) Sole power to vote or direct the vote as of:
(a)	December 31, 2008: 32,830,640

(b)	December 31, 2007: 32,830,640

(c)	December 31, 2006: 63,330,640

(d)	December 31, 2005: 15,832,660

(e)	December 31, 2004: 15,832,660
(ii)	Shared power to vote or direct the vote as of:
(a)	December 31, 2008: 0

(b)	December 31, 2007: 0

(c)	December 31, 2006: 0

(d)	December 31, 2005: 0

(e)	December 31, 2004: 0
(iii)	Sole power to dispose or direct the disposition as of:
(a)	December 31, 2008: 32,830,640

(b)	December 31, 2007: 32,830,640

(c)	December 31, 2006: 63,330,640

(d)	December 31, 2005: 15,832,660

(e)	December 31, 2004: 15,832,660
(iv)	Shared power to dispose or direct the disposition as of:
(a)	December 31, 2008: 0

(b)	December 31, 2007: 0

(c)	December 31, 2006: 0

(d)	December 31, 2005: 0

(e)	December 31, 2004: 0
(C)	Dr. h.c. Tschira Verwaltungs GmbH:
(1)	Amount beneficially owned as of:
(a)	December 31, 2008: 32,830,640

(b)	December 31, 2007: 32,830,640

(c)	December 31, 2006: 63,330,640

(d)	December 31, 2005: 15,832,660

(e)	December 31, 2004: 15,832,660
(2)	Percent of class as of:
(a)	December 31, 2008: 2.8%

(b)	December 31, 2007: 2.7%

(c)	December 31, 2006: 5.2%

(d)	December 31, 2005: 5.1%

(e)	December 31, 2004: 5.1%
(3)	(i) Sole power to vote or direct the vote as of:
(a)	December 31, 2008: 0

(b)	December 31, 2007: 0

(c)	December 31, 2006: 0

(d)	December 31, 2005: 0

(e)	December 31, 2004: 0
(ii)	Shared power to vote or direct the vote as of:
(a)	December 31, 2008: 32,830,640[11]

(b)	December 31, 2007: 32,830,640[12]

(c)	December 31, 2006: 63,330,640[13]

[11]	Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[12]	Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

(d)	December 31, 2005: 15,832,660[14]

(e)	December 31, 2004: 15,832,660 [15]
(iii)	Sole power to dispose or direct the disposition as of:
(a)	December 31, 2008: 0

(b)	December 31, 2007: 0

(c)	December 31, 2006: 0

(d)	December 31, 2005: 0

(e)	December 31, 2004: 0
(iv)	Shared power to dispose or direct the disposition as of:
(a)	December 31, 2008: 32,830,640[16]

(b)	December 31, 2007: 32.830,640[17]

(c)	December 31, 2006: 63,330,640[18]

(d)	December 31, 2005: 15,832,660[19]

(e)	December 31, 2004: 15,832,660[20]
(D)	Klaus Tschira Stiftung gGmbH:
(1)	Amount beneficially owned as of:
(a)	December 31, 2008: 73,745,665

(b)	December 31, 2007: 78,474,048

(c)	December 31, 2006: 67,559,200

(d)	December 31, 2005: 17,640,568

[13]	Includes 63,330,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[14]	Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[15]	Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[16]	Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[17]	Includes 32,830,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[18]	Includes 63,330,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[19]	Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

[20]	Includes 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

(e)	December 31, 2004: 21,154,800
(2)	Percent of class as of:
(a)	December 31, 2008: 6.2%

(b)	December 31, 2007: 6.6%

(c)	December 31, 2006: 5.6%

(d)	December 31, 2005: 5.7%

(e)	December 31, 2004: 6.8%
(3)	(i) Sole power to vote or direct the vote as of:
(a)	December 31, 2008: 73,745,665

(b)	December 31, 2007: 78,474,048

(c)	December 31, 2006: 67,559,200

(d)	December 31, 2005: 17,640,568

(e)	December 31, 2004: 21,154,800
(ii)	Shared power to vote or direct the vote as of:
(a)	December 31, 2008: 0

(b)	December 31, 2007: 0

(c)	December 31, 2006: 0

(d)	December 31, 2005: 0

(e)	December 31, 2004: 0
(iii)	Sole power to dispose or direct the disposition as of:
(a)	December 31, 2008: 73,745,665

(b)	December 31, 2007: 78,474,048

(c)	December 31, 2006: 67,559,200

(d)	December 31, 2005: 17,640,568

(e)	December 31, 2004: 21,154,800
(iv)	Shared power to dispose or direct the disposition as of:
(a)	December 31, 2008: 0

(b)	December 31, 2007: 0

(c)	December 31, 2006: 0

(d)	December 31, 2005: 0

(e)	December 31, 2004: 0
Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.
Item 8	Identification and Classification of Members of the Group.

Not Applicable.
Item 9	Notice of Dissolution of Group.

Not Applicable.
Item 10	Certifications.

Not Applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G/A is true, complete and correct.
Dated: April 21, 2009

/s/ Dr. h.c. Klaus Tschira
Name:	Dr. h.c. Klaus Tschira

DR. H.C. TSCHIRA BETEILIGUNGS GMBH & CO. KG By: Dr. h.c. Tschira Verwaltungs GmbH, as general partner

By:	/s/ Dr. h.c. Klaus Tschira
	Name:	Dr. h.c. Klaus Tschira
	Title:	Managing Director

DR. H.C. TSCHIRA VERWALTUNGS GMBH
By:	/s/ Dr. h.c. Klaus Tschira
	Name:	Dr. h.c. Klaus Tschira
	Title:	Managing Director

KLAUS TSCHIRA STIFTUNG GGMBH
By:	/s/ Dr. h.c. Klaus Tschira
	Name:	Dr. h.c. Klaus Tschira
	Title:	Managing Director

Exhibit Index

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement dated July 30, 2004 (incorporated herein by reference Exhibit 99.1 to the reporting persons’ Schedule 13G filed on July 30, 2004)